Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

Date of Board Meeting

The board of directors (the “Board”) of Li Auto Inc. (together with its subsidiaries, the “Company”) hereby announces that a meeting of the Board of the Company will be held on Friday, February 25, 2022, for the purpose of considering and approving, inter alias , (i) the unaudited financial results of the Company for the three months ended December 31, 2021 and its publication, and (ii) the unaudited annual financial results of the Company for the year ended December 31, 2021 and its publication.

The Company’s management will hold an earnings conference call on Friday, February 25, 2022, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8046297

By Order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, February 15, 2022

As of the date of this announcement, the Board of Directors of the Company comprises Mr. Xiang Li as Executive Director, Chairman and Chief Executive Officer, Mr. Yanan Shen and Mr. Tie Li as Executive Directors, Mr. Xing Wang and Mr. Zheng Fan as Non-Executive Directors, and Mr. Hongqiang Zhao, Prof. Xing Xiao and Mr. Zhenyu Jiang as Independent Non-executive Directors.